UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF 2011 ANNUAL RESULTS

SUMMARY

Financial
The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2011.

Highlights include:

Sales decreased by 13.9% from US$1,532.4 million for 2010 to US$1,319.5 million for 2011, primarily due to a decrease in overall wafer shipments. For the full year 2011, the overall wafer shipments were 1,703,615 units of 8-inch equivalent wafers, down 14.0% year-on-year.

The average selling price of the wafers the Company shipped increased from US$774 per wafer to $775. The percentage of wafer revenues from advanced technologies, 90 nm and below, increased from 22.9% to 28.4% between these two periods.

This announcement is made pursuant to Rules 13.09(1) and 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2011 as follows:

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

In 2011, under the leadership of our new Chairman and Chief Executive Officer, the Company has solidified its long-term strategy and vision for growing SMIC profitably via continued technology advancement while pursuing value-added differentiation. With the new management’s long-standing solid experience in foundry management, operations and R&D in the US, Taiwan, Malaysia and China, together with our clear market leadership within China, world-class operations and customer services, SMIC is ready to grow globally. In addition, 2011 was a milestone year for SMIC’s advanced 65nm technology achievement, which is a strong testament to SMIC’s technology capability. The revenue contribution from 65nm technology almost tripled, representing 18.5% of total wafer revenue in 2011 compared to 5.4% in 2010.

However, the overall business environment in 2011 was challenging due to the weak economic situation as well as the overall semiconductor industry inventory stocking issues. As a result, SMIC’s overall utilization in 2011 was 68.9% compared to 96.1% in 2010. Despite this, following the successful product transition and qualification of some of SMIC’s major customers in late 2011, the order momentum has continued to ramp up. In retrospect, fourth quarter 2011 was the business downturn trough and we are excited to enter into 2012.

Financial Overview

As a result of the very challenging environment in 2011, the Company’s sales totaled US$1,319.5 million, compared to US$1,532.4 million in 2010. During the year, we generated US$398.4 million in cash from operations. Capital expenditures in 2011 totaled $765.1 million, which was mainly allocated to 65nm technology in our Beijing fab and 45nm technology in our Shanghai 12-inch fab for advanced technology expansion and development. Looking ahead, our number one job is to ensure that SMIC grows profitably over the long term. To achieve this, we will continue to focus on precision execution, cost savings, efficiency improvement, customer service excellence and fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base, comprised of leading IDMs, fabless semiconductor companies and system companies.

Geographically, customers from North America contributed 55.0% of the overall revenue in 2011, compared to 55.3% in 2010, and remained the largest customer base for SMIC in 2011 contributing a large portion to our advanced nodes revenue. Leveraging on our strategic position in China, our China business has remained stable in 2011; despite the overall weakness of other regions. Revenue contribution from China has increased from 28.9% in 2010 to 32.7% in 2011.

In terms of applications, consumer applications contributed 45.1% to our overall revenue, and was the largest contributing sector in 2011 mainly attributable to the strengths in digital television (DTV), set-top box (STB) and gaming consoles. Meanwhile, contribution from communication applications decreased from 49.3% in 2010 to 41.9% in 2011. This was largely because some of the major customers in this sector underwent product transition, thus temporarily affecting our revenue during the year.

Broken down by technology, wafer revenue contribution from advanced technology of 90nm and below has grown from 22.9% in 2010 to 28.4% in 2011. Within 2011, we have also extended our 65nm technology offering into 55nm in order to broaden our product portfolio in advanced technology. Also, we were pleased to see wafer revenue from advanced 45nm technology had started to contribute in late 2011, representing 0.3% of the wafer revenue in the fourth quarter of 2011.

In 2011, we engaged 24 new customers. A majority of them were Chinese fabless companies, where we experienced the fastest growth. According to IHS iSuppli, China’s fabless market is set to double by 2015 with a compounded annual growth rate in revenue of 15.7%, from US$5.2 billion in 2010 to US$10.7 billion in 2015. Notably, our objective for China business growth is not just set to grow in revenue figures, but also to grow the number of new designs using advanced technology nodes — some of our Chinese customers are currently looking into working with us on 40nm in 2012. This clearly demonstrates that China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the China market growth potential, we will continue to deepen our collaboration with Chinese customers. Meanwhile, we are aggressively looking into widening our customer base and expanding our business opportunities globally.

Research and Development

In 2011, our research and development expenses were $191.5 million, which represented 14.5% of our sales.

The research and development (R&D) efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC in 2011 has achieved many significant milestones. In the area of advanced logic process technologies, 55nm low-leakage (LL) process technology, a half node derivative from the existing 65nm LL, was released for volume manufacturing early in the year, 45nm and 40nm (LL) passed qualification in partnership with major customers both domestic and abroad and started risk production in the fourth quarter of 2011, the development of 28nm process technologies is underway and on schedule with respect to the planned roadmap, and pathfinding on 22/20nm process technology also started in the fourth quarter of 2011. The 55nm LL and 40nm LL process technologies are complemented with silicon-based SPICE models, PDK, DRC and silicon-validated IP for supporting mixed-signal and RF product design of customers. In the memory process technologies, 0.13µm e-EEPROM process technology for bank cards/social security cards and 90nm eFlash for high-end smart cards have been successfully set up and are under product-based testing, and 90nm ETOX NOR Flash was brought into production. In the CMOS image sensor process technology area, 1.75µm pixel device was successfully developed and qualified, and ready for 2 and 3 megapixel applications. On the process technology for power management (PMIC), a major program to support the 10/30/35 volt platform was successfully developed, qualified and is now supporting volume production of multiple products. Lastly, our CMOS based MEMS (CMEMS), Integrated Passive Devices (IPD), and Through Silicon Via (TSV) programs have achieved major milestones and will be ready for initial production at specific time points in 2012. During 2011, SMIC achieved about 1,000 patent filings as a result of its R&D activities.

We employ approximately over 450 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities in China and around the world. To address the planned R&D activities in 2012-2013, the Technology Research & Development business function unit carried out organization building and restructuring in 2011 for improved operational efficiency and the organization is planning to increase manpower by more than 10% in 2012.

Outlook for 2012

Our overall outlook for 2012 is cautiously optimistic. With increased customer confidence and a recovering economy, we are seeing some rebound in the first quarter, and we are targeting continued growth in the second quarter. We are on track to implement new initiatives and strategies within SMIC and are proud to see some positive initial results, including even closer customer partnerships, and increased fab utilization for our Shanghai 8-inch and Beijing 12-inch fabs. Through 2012, we will continue to work diligently with our partners to ensure world-class performance and leadership. We believe our growth drivers in 2012 will be continued 65nm loading, new 45nm ramp up for various communication and consumer products, and some 8-inch niche products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2009, 2010 and 2011 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2007 and 2008 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands, except for per share and per ADS data)
Sales	$1,319,466	$1,532,449	$1,037,665	$1,322,092	$1,523,502
Cost of sales(1)	1,217,525	1,229,266	1,158,148	1,393,788	1,390,187
Gross profit (loss)	101,941	303,183	(120,483)	(71,696)	133,315
Operating expenses (income):
Research and development	191,473	191,046	176,420	105,577	96,686
General and administrative	57,435	41,387	215,845	62,466	68,775
Selling and marketing	32,558	29,087	26,209	20,434	18,489
Impairment loss of long-lived assets	17,691	5,138	126,635	106,741	—
Loss (gain) from sale of equipment and other fixed
assets	509	97	3,891	(2,890)	(28,651)
Litigation settlement	—	—	269,637	—	—
Other operating income	(7,009)	(16,493)	—	—	—
Total operating expenses, net	292,657	250,262	818,637	292,328	155,299
Income (loss) from operations	(190,716)	52,921	(939,120)	(364,024)	(21,984)
Other income (expense):
Interest income	4,724	4,086	2,547	11,289	11,506
Interest expense	(20,583)	(22,563)	(24,587)	(50,733)	(37,936)
Change in the fair value of commitment to issue
shares and warrants	—	(29,815)	(30,101)	—	—
Foreign currency exchange gain	17,589	5,101	7,291	11,261	8,039
Others, net	6,709	6,534	(4,549)	6,371	2,099
Total other income (expense), net	8,439	(36,657)	(49,399)	(21,812)	(16,292)
Income (loss) from continuing operations before
income tax and equity investment	(182,277)	16,264	(988,519)	(385,836)	(38,276)
Income tax benefit (expense)	(82,503)	4,818	46,624	(26,433)	29,720
Gain (loss) from equity investment	4,479	285	(1,782)	(444)	(4,013)
Income (loss) from continuing operations	(260,301)	21,367	(943,677)	(412,713)	(12,569)
Income (loss) from discontinued operations net of tax
effect	14,741	(7,356)	(18,800)	(19,667)	(9,755)
Net income (loss)	(245,560)	14,011	(962,477)	(432,380)	(22,324)
Accretion of interest to noncontrolling interest	(1,319)	(1,050)	(1,060)	(7,851)	2,856
Loss attributable to noncontrolling interest	63	140	—	—	—
Net income (loss) attributable to Semiconductor
Manufacturing International Corporation	(246,816)	13,100	(963,537)	(440,231)	(19,468)
Deemed Dividends on Convertible
Preferred Shares	(64,970)	—	—	—	—
Net income (loss) attributable to holders of ordinary
shares	(311,786)	13,100	(963,537)	(440,231)	(19,468)
Net Income (loss)	(245,560)	14,011	(962,477)	(432,380)	(22,324)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,938	(706)	53	(437)	(94)
Comprehensive income (loss)	(240,622)	13,305	(962,424)	(432,817)	(22,418)
Comprehensive income (loss) attributable to
noncontrolling interest	(1,256)	(910)	(1,060)	(7,851)	2,856
Comprehensive income (loss) attributable to
Semiconductor Manufacturing International
Corporation	(241,878)	12,395	(963,484)	(440,668)	(19,562)
Earnings (loss) per ordinary share, basic	($0.01)	$0.00	($0.04)	($0.02)	($0.00)
Earnings (loss) per ordinary share, dilute	($0.01)	$0.00	($0.04)	($0.02)	($0.00)
Weighted average shares used in computing basic
earnings (loss) per ordinary share(2)	27,435,853,922	24,258,437,559	22,359,237,084	18,682,544,866	18,501,940,489
Weighted average shares used in computing diluted
earnings (loss) per ordinary share(2)	27,435,853,922	25,416,597,405	22,359,237,084	18,682,544,866	18,501,940,489

(1)	Including amortization of share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

	As of December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands)
Balance Sheet Data
Cash and cash equivalents	$261,615	$515,808	$443,463	$450,230	$469,284
Restricted cash	136,907	161,350	20,360	6,255	—
Accounts receivable, net of allowances	165,234	206,623	204,291	199,372	298,388
Inventories	207,308	213,404	193,705	171,637	248,310
Total current assets	864,787	1,179,102	907,058	926,858	1,075,302
Prepaid land use rights	77,231	78,798	78,112	74,293	57,552
Plant and equipment, net	2,516,578	2,351,863	2,251,614	2,963,386	3,202,958
Total assets	3,727,929	3,902,693	3,524,077	4,270,622	4,708,444
Total current liabilities	1,251,326	1,399,345	1,031,523	899,773	930,190
Total long-term liabilities	227,589	294,806	661,472	578,689	730,790
Total liabilities	1,478,914	1,694,152	1,692,995	1,478,462	1,660,980
Noncontrolling interest	4,200	39,004	34,842	42,795	34,944
Total equity	$2,244,815	$2,169,537	$1,796,240	$2,749,365	$3,012,519

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net (loss) Income	(245,560)	14,011	(962,478)	(432,380)	(22,324)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and Amortization	550,289	611,410	781,750	794,000	733,348
Net cash provided by operating activities	398,352	694,613	283,566	569,782	672,465
Purchase of plant and equipment	(950,559)	(491,539)	(217,269)	(669,055)	(717,171)
Net cash used in investing activities	(922,625)	(583,713)	(211,498)	(761,713)	(643,344)
Net cash provided (used) by financing activities	268,855	(37,851)	(78,902)	173,314	76,637
Net increase (decrease) in cash and cash equivalents	(254,193)	72,346	(6,767)	(19,054)	105,664
Other Financial Data:
Gross margin	7.7%	19.8%	–11.6%	–5.4%	8.8%
Operating margin	–14.5%	3.5%	–90.5%	–27.5%	–1.4%
Net margin	–18.6%	0.9%	–92.8%	–32.7%	–1.5%
Operating Data:
Wafers shipped (in units):
Total(1)	1,703,615	1,979,851	1,334,261	1,590,778	1,806,535

(1)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales
Sales decreased by 13.9% from US$1,532.4 million for 2010 to US$1,319.5 million for 2011, primarily due to a decrease in overall wafer shipments. For the full year of 2011, the overall wafer shipments were 1,703,615 units of 8-inch equivalent wafers, down 14% year-on-year.

The average selling price1 of the wafers the Company shipped increased from US$774 per wafer to US$775, The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 22.9% to 28.4% between these two periods.

Cost of sales and gross profit (loss)
Cost of sales decrease by 1.0% from US$1,229.3 million for 2010 to US$1,217.5 million for 2011. Out of the total cost of sales for 2011, US$415.6 million was attributable to depreciation of plant and equipment and another $1.8 million was attributable to share-based compensation costs. Out of the total cost of sales for 2010, US$491.1 million was attributable to depreciation of plant and equipment and another $2.8 million was attributable to share-based compensation costs.

The Company’s gross profit was US$101.9 million for 2011 compared to US$303.2 million in 2010. Gross margins were 7.7% in 2011 compared to 19.8% in 2010. The decrease in gross margins was primarily due to a decrease in revenues which resulted in lower utilization.

Operating income (expenses) and income (loss) from operations
Operating expenses increased by 16.9% from US$250.3 million for 2010 to US$292.7 million for 2011 primarily due to charges related to an increase in general and administrative expenses and an increase in impairment losses in 2011.

Research and development expenses slightly increased only by 0.3% from US$191.0 million for 2010 to US$191.5 million for 2011.

General and administrative expenses increased by 38.6% from US$41.4million for 2010 to US$57.4 million for 2011, primarily due to an increase in personnel, city maintenance and construction tax expenses and extra charges for education.

Selling and marketing expenses increased by 12.0% from US$29.1 million for 2010 to US$32.6 million for 2011, due to an increase in sales and marketing activities.

1	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

As a result, the Company’s loss from operations was US$190.7 million in 2011 compared to income from operations of US$52.9 million in 2010. Operating margin was (14.5)% and 3.5%, for 2011 and 2010 respectively.

Other income (expenses)
Other income was US$8.4 million in 2011 compared to other expense of US$36.7 million in 2010 due to the change in the fair value of commitment to issue shares and warrants. Total foreign exchange gain was US$17.6 million in 2011 as compared to US$5.1 million in 2010.

Discontinued Operations
On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Net income (loss)
Due to the factors described above, the Company recorded a net loss of US$245.6 million in 2011 compared to a net income of US$14.0 million in 2010.

Funding sources for material capital expenditure in the coming year
For 2012, the Company plan to spend about $430 million in capital expenditure for capacity and business expansion, compared to $765 million in 2011, among which more than 80% of the capital expenditure is for 12-inch equipment; mainly to ramp-up our 45/40nm capacity at Shanghai to match with our customers’ demand. And the primary sources of capital resources and liquidity include funds generated from operations, issuances of long-term debt, bank financing, operating lines of credit and equity markets.

Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company recognized bad debt provision in 2011, 2010 and 2009 amounted to US$0.6 million, US$1.1 million and US$115.8 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2011, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
					After
Contractual obligations	Total	1 year	1–2 years	3–5 years	5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$607,427	$607,427	$—	$—	$—
Secured long-term loans	263,715	191,354	72,361	—	—
Purchase obligations(1)	460,783	460,783	—	—	—
Other long-term obligations(2)	57,934	29,374	28,560	—	—
Total contractual obligations	$1,389,859	$1,288,938	$100,921	$—	$—

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)	Represents the settlement with TSMC for an aggregate of $200 million payable in installments over five years.

As of December 31, 2011, the Company’s outstanding long-term liabilities primarily consisted of US$263.7 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in September 2013.

Shanghai USD and RMB loan
In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD and RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200 million (approximately US$29.3 million) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan
In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down US$26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of US$38.6 million as of December 31, 2011.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

Beijing USD syndicate loan
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB has made the repayment of US$109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment were from 2.59% to 2.9945%.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of US$1,318.6 million as of December 31, 2011.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses <1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 70% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD and RMB Loan
In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down US$25 million and RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

The total outstanding balance of the Beijing USD and RMB Loan loan is collateralized by SMIB’s plant and equipment with an original cost of $US132.3 million as of December 31, 2011.

EUR loan
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. The interest rate is variable from 2.5% to 5.0%.

The total outstanding balance of the facility is collateralized by certain of SMIS’s equipment at the original cost of US$115 million as of December 31, 2011.

Tianjin USD syndicate loan
In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$300 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab.

The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. The facility was fully repaid.

Any of the following in respect of SMIT would have constituted an event of default during the term of the loan agreement:

  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

SMIT was in compliance with these covenants as of December 31, 2011.

As of December 31, 2011, the Company had 24 short-term credit agreements that provided total credit facilities of up to $919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down $607.4 million under these credit agreements and $311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $43.3 million, which is secured by term deposits, and $23.2 million, which is secured by real property with an original cost of $17.5 million. The interest expense incurred in 2011 was $20,818,060 of which $10,154,263 was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$18.2 million, US$7.2 million and US$5.1 million in 2011, 2010, and 2009, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2011, 2010, and 2009, the Company recorded amortization expenses relating to the capitalized interest of US$7.3 million, US$6.9 million and US$8.4 million, respectively.

Commitments
As of December 31, 2011, the Company had commitments of US$40.3 million for facilities construction obligations in Beijing, Tianjin and Shanghai. The Company had commitments of US$420.5 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and Siltech fabs.

Debt to Equity Ratio
As of December 31, 2011, the Company’s debt to equity ratio was approximately 38.8% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging” (“ASC 815”).

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts
As of December 31, 2011, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$165.6 million. As of December 31, 2011, the fair value of foreign currency forward exchange contracts was approximately US$0.1 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2012.

The Company had US$92.9 million of foreign currency exchange contracts outstanding as of December 31, 2010, all of which matured in 2011.

The Company had US$33.5 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which matured in 2010.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2011		December 31, 2010		December 31, 2009
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2011	Fair Value	2010	Fair Value	2009	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	4,653	(88)	10,175	(90)	21,265	(390)

(Receive RMB/Pay US$)
Contract Amount	160,993	211	82,685	305	—	—

(Receive US$/Pay RMB)
Contract Amount	—	—	—	—	12,236	(39)
Total Contract Amount	165,646	123	92,860	215	33,501	(429)

Outstanding Cross Currency Swap Contracts
As of December 31, 2011, the Company had outstanding cross currency swap contracts with notional amounts of US$3.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2011, the fair value of cross currency swap contracts was approximately a liability of US$0.5 million, which is recorded in accrued expenses and other current liabilities. The cross currency swap contracts will mature in 2012.

Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2011. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR- denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2012	2013
	(Forecast)
	(in US$ thousands, except
	percentages)
US$ denominated
Average balance	181,290	33,209
Average interest rate	3.58%	5.5%
EUR denominated
Average balance	3,245	—
Average interest rate	1.96%	—
RMB denominated
Average balance	24,235	30,791
Average interest rate	6.65%	5.36%
Weighted average forward interest rate	3.51%	5.29%

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars, except share data)

		For the year ended December 31,
	NOTE	2011	2010	2009
Sales	24	$1,319,466,033	$1,532,448,539	$1,037,665,386
Cost of sales		1,217,524,773	1,229,266,360	1,158,148,223
Gross profit (loss)		101,941,260	303,182,179	(120,482,837)
Operating expenses (income):
Research and development		191,473,241	191,046,463	176,420,148
General and administrative	22	57,434,832	41,387,122	215,844,944
Selling and marketing		32,558,510	29,087,197	26,208,722
Impairment loss of long-lived assets	10	17,691,318	5,137,925	126,634,897
Loss from sale of equipment and other fixed assets		508,378	96,901	3,890,656
Litigation settlement	27	—	—	269,637,431
Other operating income	2(o)	(7,009,241)	(16,493,049)	—
Total operating expenses, net		292,657,038	250,262,559	818,636,798
Income (loss) from operations	30	(190,715,778)	52,919,620	(939,119,635)
Other income (expense):
Interest income		4,724,375	4,086,406	2,546,974
Interest expense		(20,582,726)	(22,563,056)	(24,586,689)
Change in the fair value of commitment to issue share and warrant	27	—	(29,815,453)	(30,100,793)
Foreign currency exchange gain		17,588,644	5,101,293	7,290,542
Others, net		6,709,092	6,534,070	(4,549,233)
Total other income (expense), net		8,439,385	(36,656,740)	(49,399,199)
Income (loss) from continuing operations before income tax and equity investment		(182,276,393)	16,262,880	(988,518,834)
Income tax benefit (expense)	18	(82,502,706)	4,818,497	46,624,242
Gain (loss) from equity investment	12	4,478,546	284,830	(1,782,142)
Income (loss) from continuing operations		(260,300,553)	21,366,207	(943,676,734)
Income (loss) from discontinued operations		14,741,100	(7,355,561)	(18,800,808)
Net income (loss)		(245,559,453)	14,010,646	(962,477,542)
Accretion of interest to noncontrolling interest		(1,319,761)	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest		63,177	139,751	—
Net income (loss) attributable to Semiconductor Manufacturing International Corporation		(246,816,037)	13,100,397	(963,537,205)
Deemed Dividends on Convertible Preferred Shares		(64,970,095)	—	—
Net income (Loss) attributable to holders of ordinary shares		(311,786,132)	13,100,397	(963,537,205)
Net Income (loss)		(245,559,453)	14,010,646	(962,477,542)
Other comprehensive income (loss):
Foreign currency translation adjustment		4,937,787	(706,128)	52,960
Comprehensive income (loss)		(240,621,666)	13,304,518	(962,424,582)
Comprehensive income (loss) attributable to noncontrolling interest		(1,256,584)	(910,249)	(1,059,663)
Comprehensive income (loss) attributable to Semiconductor Manufacturing International Corporation		(241,878,250)	12,394,269	(963,484,245)
Earnings (loss) per ordinary share, basic	21	$(0.01)	$0.00	$(0.04)
Earnings (loss) per ordinary share, diluted	21	$(0.01)	$0.00	$(0.04)
Shares used in calculating basic earnings (loss) per ordinary share	21	27,435,853,922	24,258,437,559	22,359,237,084
Shares used in calculating diluted earnings (loss) per ordinary share	21	27,435,853,922	25,416,597,405	22,359,237,084

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

		December 31,
	NOTES	2011	2010	2009
ASSETS
Current assets:
Cash and cash equivalents		$261,615,478	$515,808,332	$443,462,514
Restricted cash	4	136,907,126	161,350,257	20,360,185
Accounts receivable, net of allowances of $42,820,668; $49,373,296 and $96,144,543 at December 31, 2011, 2010 and 2009, respectively	6, 22	165,233,593	206,622,841	204,290,545
Inventories	7	207,308,380	213,404,499	193,705,195
Prepaid expense and other
current assets		90,448,245	78,278,131	28,881,866
Assets held for sale	8	—	—	8,184,462
Current portion of deferred
tax assets	18	3,273,728	3,638,427	8,173,216
Total current assets		864,786,550	1,179,102,487	907,057,983
Prepaid land use rights		77,231,088	78,798,287	78,111,788
Plant and equipment, net	9	2,516,578,019	2,351,862,787	2,251,614,217
Acquired intangible assets, net	11	179,279,333	173,820,851	182,694,105
Equity investment	12	19,612,790	9,843,558	9,848,148
Other long-term assets	22	41,927,959	215,178	391,741
Deferred tax assets	18	28,513,676	109,050,066	94,358,635
TOTAL ASSETS		$3,727,929,415	$3,902,693,214	$3,524,076,617
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	13	$280,690,730	$515,577,285	$228,882,804
Short-term borrowings	15	607,427,103	372,055,279	286,864,063
Current portion of long-term debt	15	191,354,539	333,458,941	205,784,080
Accrued expenses and other current liabilities		142,415,427	146,986,675	111,086,990
Current portion of promissory notes	14	29,374,461	29,374,461	78,608,288
Commitment to issue shares and warrants relating to litigation settlement	27	—	—	120,237,773
Income tax payable		63,435	1,892,691	58,573
Total current liabilities		1,251,325,695	1,399,345,332	1,031,522,571
Long-term liabilities:
Non-current portion of promissory notes	14	28,559,711	56,327,268	83,324,641
Long-term debt	15	72,360,902	178,596,008	550,653,099
Government subsidy — deferred portion	2(o)	125,335,473	49,142,806	709,690
Other long-term liabilities	26	—	9,646,000	25,749,562
Deferred tax liabilities	18	1,332,620	1,094,257	1,035,164
Total long-term liabilities		227,588,706	294,806,339	661,472,156
Total liabilities		1,478,914,401	1,694,151,671	1,692,994,727
Noncontrolling interest	19	4,199,520	39,004,168	34,841,507
Commitments	23
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,487,676,065, 27,334,063,747 and 22,375,886,604 shares issued and outstanding at December 31, 2011, 2010 and 2009, respectively		10,995,071	10,933,625	8,950,355

(In US dollars, except share data)

		December 31,
	NOTES	2011	2010	2009
Additional paid-in capital		4,240,529,406	3,858,642,606	3,499,723,153
Convertible Preferred Shares, $0.0004 par value, 5,000,000,000 shares authorized, 445,545,911 shares, nil and nil issued and outstanding at December 31, 2011, 2010 and 2009, respectively		178,218	—	—
Accumulated other comprehensive income (loss)		3,845,496	(1,092,291)	(386,163)
Accumulated deficit		(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
Total equity		2,244,815,494	2,169,537,375	1,796,240,383

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY		$3,727,929,415	$3,902,693,214	$3,524,076,617
Net current liabilities		$(386,539,145)	$(220,242,845)	$(124,464,588)
Total assets less current liabilities		$2,476,603,720	$2,503,347,882	$2,492,554,046

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(in US dollar, except share data)

						Accumulated
						other
					Additional	comprehensive	Accumulated
	Ordinary shares		Convertible Preferred Shares		paid-in capital	Income (loss)	deficit	Total equity
	Share	Amount	Shares	Amount
Balance at January 1, 2009	22,327,784,827	$8,931,114	—	$—	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501
Exercise of stock options	48,101,777	19,241	—	—	195,785	—	—	215,026
Share-based compensation	—	—	—	—	10,145,101	—	—	10,145,101
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	—	—	52,960	—	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	—	$—	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383
Exercise of stock options	140,645,464	$56,258	—	$—	$2,161,420	$—	$—	$2,217,678
Issuance of ordinary shares relating to litigation settlement	1,789,493,218	715,797	—	—	137,050,128	—	—	137,765,925
Issuance of warrant relating to litigation settlement	—	—	—	—	13,002,275	—	—	13,002,275
Issuance of ordinary shares	3,028,038,461	1,211,215	—	—	197,910,997	—	—	199,122,212
Share-based compensation	—	—	—	—	8,794,633	—	—	8,794,633
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	$13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	—	—	$(706,128)	—	$(706,128)
Balance at December 31, 2010	27,334,063,747	$10,933,625	—	$—	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375
Exercise of stock options	153,612,318	$61,446	—	$—	$3,463,561	$—	$—	$3,525,007
Issuance of Convertible Preferred Shares and warrants	—	—	445,545,911	178,218	308,119,284	—	—	308,297,502
Deemed dividend on preferred convertible shares	—	—	—	—	64,970,095	—	(64,970,095)	—
Share-based compensation	—	—	—	—	5,333,860	—	—	5,333,860
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	(246,816,037)	(246,816,037)
Foreign currency translation Adjustments	—	—	—	—	—	4,937,787	—	4,937,787
Balance at December 31, 2011	27,487,676,065	$10,995,071	445,545,911	$178,218	$4,240,529,406	$3,845,496	$(2,010,732,697)	$2,244,815,494

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Operating activities:
Net income (loss)	$(245,559,453)	$14,010,646	$(962,477,542)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	81,139,452	(10,097,549)	(56,222,094)
Loss (Gain) from sale of plant and equipment and other fixed assets	508,378	(658,535)	3,832,310
Depreciation	518,840,210	584,241,805	746,684,986
Non-cash interest expense on promissory notes and long-term payables relating to license agreements	2,416,772	4,038,189	3,844,324
Amortization of acquired intangible assets	31,449,387	27,167,870	35,064,589
Share-based compensation	5,333,860	8,794,633	10,145,101
Loss (Gain) from equity investment	(4,478,546)	(284,830)	1,782,142
Impairment loss of long-lived assets	17,691,318	8,442,050	138,294,783
Litigation settlement (non-cash portion)	—	—	239,637,431
Change in the fair value of commitment to issue shares and warrants	—	29,815,453	30,100,793
Allowance for doubtful accounts	551,059	1,076,767	111,584,756
Forgiveness of payables	(19,011,413)	—	—
Gain on disposition of discontinued operation, net of taxes	(17,103,295)	—	—
Other non-cash expense	556,071	711,469	—
Changes in operating assets and liabilities:
Accounts receivable	36,368,548	(2,402,228)	(95,382,736)
Inventories	886,712	(19,699,304)	(22,068,328)
Prepaid expense and other current assets	(11,132,693)	(46,335,851)	28,920,815
Other long-term assets	(9,897,365)	—	—
Prepaid land use right	1,567,198	(686,498)	1,500,183
Accounts payable	(13,092,859)	34,205,945	35,788,601
Accrued expenses and other current liabilities	16,823,032	53,406,989	11,349,772
Other long-term liabilities	66,546,667	37,109,116	21,679,690
Income tax payable	(1,829,256)	1,834,118	(493,433)
Changes in restricted cash relating to operating activities	(60,221,170)	(30,077,566)	—
Net cash provided by operating activities	398,352,614	694,612,689	283,566,143
Investing activities:
Purchase of plant and equipment	(950,558,633)	(491,538,600)	(217,269,234)
Proceeds from government subsidy to purchase plant and equipment	1,966,961	26,876,268	54,125,325
Proceeds received from sale of assets held for sale	—	7,810,382	1,482,716
Proceeds from sale of plant and equipment	4,421,061	6,375,042	3,715,641
Purchase of intangible assets	(31,184,700)	(21,681,441)	(59,096,987)
Purchase of short-term investments	(40,350,344)	(25,812,871)	(49,974,860)
Sale of short-term investments	43,192,561	23,400,000	69,903,150
Change in restricted cash relating to investing activities	84,315,961	(110,912,506)	(14,105,371)
Purchase of long term investment	(4,845,611)	—	(278,103)
Sale of long term investment	1,900,000	—	—
Advance Payment in connection with a proposed joint venture	(27,969,805)	—	—
Net cash received upon purchase of a subsidiary	—	1,770,603	—
Net cash outflow from disposition of discontinued operations	(3,513,345)	—	—
Net cash used in investing activities	(922,625,894)	(583,713,123)	(211,497,723)

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Financing activities:
Proceeds from short-term borrowings	1,251,371,100	716,676,446	726,897,421
Repayment of short-term borrowings	(1,015,999,276)	(631,485,230)	(641,291,131)
Repayment of promissory notes	(30,000,000)	(80,000,000)	(15,000,000)
Proceeds from long-term debt	74,979,192	10,000,000	100,945,569
Repayment of long-term debt	(323,318,700)	(254,382,231)	(241,655,460)
Proceeds from exercise of employee stock options	3,525,007	2,217,678	215,026
Proceeds from issuance of ordinary shares	—	199,122,212	—
Proceeds from issuance of Convertible Preferred Shares	308,297,502	—	—
Redemption of noncontrolling interest	—	—	(9,013,444)
Net cash (used in) provided by financing activities	268,854,825	(37,851,125)	(78,902,019)
Effect of exchange rate changes	1,225,601	(702,623)	66,544
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(254,192,854)	72,345,818	(6,767,055)
CASH AND CASH EQUIVALENTS, beginning of year	515,808,332	443,462,514	450,229,569
CASH AND CASH EQUIVALENTS, end of year	$261,615,478	515,808,332	$443,462,514
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$3,192,510	$3,444,934	$9,636,901
Interest paid	$38,765,494	33,686,823	$37,934,992
SUPPLEMENTAL DISCLOSURES OF NON-CASH, INVESTING AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(118,736,645)	(342,373,019)	$(105,618,026)
Long-term payable for acquired intangible assets	$—	$(5,015,672)	$(28,966,666)
Receivable for sales of manufacturing equipment	$—	$—	$23,137,764

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report. The Company is an investment holding company. Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks. The principal subsidiaries and their activities are set out in Appendix 1.

2.	Summary of Significant Accounting Policies

	(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	(b)	Principles of consolidation
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

	(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long- lived assets, accrued expenses, contingencies and assumptions related to the valuation of share- based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

	(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

	(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects.

2.	Summary of Significant Accounting Policies (continued)

	(f)	Investments
Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non- marketable investments.

	(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, receivable for sale of manufacturing equipment and other long term assets. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2011	2010	2009
Balance, beginning of year	$49,373,296	$96,144,543	$5,680,658
Provision recorded during the year	551,059	1,076,767	94,704,790
Write-offs in the year	(703,687)	(19,348,014)	(4,240,905)
Recovered in the year	(6,400,000)	(28,500,000)	—
Balance, end of year	$42,820,668	$49,373,296	$96,144,543

The Company collected $6,400,000 and $28,500,000 from a managed government-owned foundry during the year ended December 31, 2011 and 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of Equipment and
other fixed assets	2011	2010	2009
Balance, beginning of year	$3,944,204	$21,120,871	$—
Provision recorded during the year	—	—	21,120,871
Write-offs in the year	(3,944,204)	(17,176,667)	—
Recovered in the year	—	—	—
Balance, end of year	$—	$3,944,204	$21,120,871

2.	Summary of Significant Accounting Policies (continued)

	(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

	(i)	Prepaid land use rights
Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the land use agreements which range from 50 to 70 years.

	(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. All amounts are recorded net of government subsidies received. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

2.	Summary of Significant Accounting Policies (continued)

	(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in its operations by comparing the carrying value of the asset group to its estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

	(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales-related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

2.	Summary of Significant Accounting Policies (continued)

	(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2011	2010	2009
Total actual interest expense
(non-litigation)	$39,567,076	$34,016,123	$41,421,385
Recorded in the consolidated statements of
comprehensive income
Interest expense	(20,582,726)	(22,563,056)	(24,586,689)
Gain (Loss) on discontinued operations	—	(92,774)	(112,647)
Gross capitalized interest	18,984,350	11,360,293	16,722,049
Government subsidies	(825,787)	(4,190,735)	(11,617,950)
Net capitalized interest	$18,158,563	$7,169,558	$5,104,099

(o)	Government subsidies
The Company received the following types of government subsidies:

Government subsidies under specific R&D projects
The Company received government awards of $126.1 million, $82.4 million, $97.6 million and recognized $42.6 million, $32.8 million, and $31.9 million in the form of reimbursement of certain R&D expenses in 2011, 2010 and 2009, respectively, for several specific R&D projects. The awards are recorded as restricted cash upon receipt and deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use
The Company received government subsidies in cash of $0.8 million, $4.2 million, and $11.6 million in 2011, 2010 and 2009, respectively, which were determined based on the estimated interest expense to be incurred, in each of the respective years, on the Company’s budgeted outstanding borrowings. These government subsidies are recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense.

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. In 2011, 2010 and 2009 the Company received local government subsidies of $2.0 million, $26.9 million and $54.1 million, respectively. The Company recorded $2.4 million, $26.7 million and $57.3 million as a reduction to the carrying value of the fixed assets or construction in progress in 2011,2010 and 2009, respectively.

2.	Summary of Significant Accounting Policies (continued)

	(o)	Government subsidies (continued)
General purpose government subsidies and rewards
The government provided subsidies of $1.7 million with no restriction on use in 2011. The Company considers the grants as being provided for general operating purposes, as the government did not identify specific projects or types of expenses in connection with these subsidies. As such, they were recorded as other operating income in 2011 upon receipt.

	(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

	(q)	Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

	(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized as other income (expense) in the statements of comprehensive income.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

2.	Summary of Significant Accounting Policies (continued)

	(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities based on the technical merits of the position.

	(t)	Comprehensive income (loss)
Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment.

	(u)	Fair value
The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

2.	Summary of Significant Accounting Policies (continued)

	(u)	Fair value (continued)

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables, receivables for sale of equipments and other long-term assets. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2011. The Company’s other financial instruments that are not recorded at fair value are not significant.

	(v)	Share-based compensation
The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

	(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

2.	Summary of Significant Accounting Policies (continued)

	(x)	Recently issued accounting standards
In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs”. The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. The Company has early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

	(y)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding. Diluted earnings — per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive.

3.	Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$938,531	$—	$3,259,024
Derivative assets measured at fair value	$—	$938,531	$—	$3,259,024
Liabilities:
Forward foreign exchange contracts	$—	$(815,494)	$—	$(2,181,171)
Interest rate swap contracts	—	(404,549)	—	(585,415)
Cross-currency interest rate swap
contracts	—	(463,365)	—	(303,285)
Derivative liabilities measured at fair
value	$—	$(1,683,408)	$—	$(3,069,871)

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate swap
contracts	—	—	—	291,694
Derivative assets measured at fair value	$—	$694,795	$—	$2,496,077
Liabilities:
Forward foreign exchange contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(949,068)
Cross-currency interest rate swap
contracts	—	(1,292,475)	—	(957,678)
Derivative liabilities measured at fair
value	$—	$(3,152,664)	$—	$(6,076,551)

3.	Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$(483,421)	$—	$(3,835,234)
Interest rate swap contracts	—	(529,712)	—	(127,336)
Cross-currency interest rate swap
contracts	—	(388,913)	—	(519,099)
Commitment to issue shares and
warrants relating to litigation
settlement	—	(120,237,773)	—	(30,100,793)
Derivative liabilities measured at fair
value	$—	$(121,639,819)	$—	$(34,582,462)

The Company prices its derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

Assets Measured at Fair Value on a Nonrecurring Basis
Fair value of long-lived assets held and used was determined by discounted cash flow technique, which includes the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the Company’s own assumptions about its use of the asset and considered all available evidence. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants.

3.	Fair Value (continued)

Assets Measured at Fair Value on a Nonrecurring Basis (continued) The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets held
and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held
for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of comprehensive income for the year ended December 31, 2009.

4.	Restricted Cash

As of December 31, 2011, 2010 and 2009, restricted cash consisted of $46,272,510, $128,818,265 and $20,360,185 of bank time deposits pledged against letters of credit and short-term borrowings, and $90,634,616, 32,531,992 and nil government subsidies mainly for the reimbursement of research and development expenses to be incurred in certain government sponsored projects, respectively.

5.	Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$165,646,228	$92,859,692	$33,501,503
Interest rate swap contracts	48,000,000	76,000,000	54,000,000
Cross-currency interest rate swap contracts	3,669,691	11,279,915	24,699,730
	$217,315,919	$180,139,607	$112,201,233

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2011, 2010 and 2009, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of comprehensive income. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

5.	Derivative Financial Instruments (continued)

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	3,600,000	$4,653,360
Renminbi	1,013,047,623	160,992,868
		$165,646,228
As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715
		$92,859,692
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	83,496,523	12,236,254
		$33,501,503

In 2011, 2010 and 2009, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2011, 2010 and 2009, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of comprehensive income. As of December 31, 2011, 2010 and 2009, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	2,839,000	$3,669,691
As of December 31, 2010
Euro	8,517,000	$11,279,915
As of December 31, 2009
Euro	17,219,555	$24,699,730

In 2011, 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$123,037	$215,060	$(428,979)
Interest rate swap contracts	(404,549)	(1,380,454)	(529,712)
Cross-currency interest rate swap contracts	(463,365)	(1,292,475)	114,638
	$(744,877)	$(2,457,869)	$(844,053)

As of December 31, 2011, 2010 and 2009, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities and prepaid expense and other current assets.

6.	Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2011	2010	2009
Current	$134,958,411	$174,378,643	$160,802,634
Overdue:
Within 30 days	26,467,938	25,395,378	30,882,525
Between 31 to 60 days	1,082,568	3,033,340	1,641,710
Over 60 days	2,724,676	3,815,480	10,963,676
	$165,233,593	$206,622,841	$204,290,545

7.	Inventories

	2011	2010	2009
Raw materials	$54,853,095	$79,037,913	$57,279,287
Work in progress	93,472,253	86,234,857	102,538,543
Finished goods	58,983,032	48,131,729	33,887,365
	$207,308,380	$213,404,499	$193,705,195

In 2011, 2010 and 2009, provisions for inventory write-downs amounted to $26,073,533, $19,893,861 and $26,296,168 respectively. Provisions for inventory write-downs were recorded in cost of sales to reflect the lower of cost or market adjustments.

8.	Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192 at the time when the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expected to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. $18,640,862 and $4,077,868 were recorded as a component of impairment loss and discontinued operation loss in the consolidated statements of comprehensive income, respectively.

In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not be sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

9.	Plant and Equipment, Net

	2011	2010	2009
Buildings	$319,890,768	$311,717,261	$293,225,129
Facility machinery and equipment	575,422,687	565,829,867	552,373,720
Manufacturing machinery and equipment	6,310,595,278	5,584,906,496	5,398,887,677
Furniture and office equipment	86,537,280	78,075,574	74,206,691
Transportation equipment	2,212,489	2,109,425	1,890,082
	7,294,658,502	6,542,638,623	6,320,583,299
Less: accumulated depreciation	(5,370,041,078)	(4,902,754,755)	(4,299,836,387)
	1,924,617,424	1,639,883,868	2,020,746,912
Construction in progress	591,960,595	711,978,919	230,867,305
	$2,516,578,019	$2,351,862,787	$2,251,614,217

The Company recorded depreciation expense of $518,840,210, $584,241,805 and $746,684,986 for the years ended December 31, 2011,2010 and 2009, respectively.

The construction in progress balance of approximately $591,960,595 as of December 31, 2011, primarily consisted of $373,699,154 and $105,379,439 of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and $92,373,431 related to the ongoing 8” wafer construction project at SMIC Shenzhen. The construction in progress at SMIC Beijing and SMIC Shanghai is currently estimated to be completed prior to June 2012. The additional amount paid to complete these construction initiatives is expected to be $62,000,000. The remainder of the construction in progress $20,508,571 relates to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2012.

10.	Impairment of Plant and Equipment

In 2011 and 2010, the Company recorded an impairment loss of $17,691,318 and $8,442,050, respectively, associated with the disposal of fixed assets with outdated technologies, $3,304,125 of which in 2010 was related to the subsidiary that was deconsolidated in 2011.

In 2009, the effect of adverse market conditions and significant changes in the Company’s operations strategy led to the Company’s decision to abandon a group of long-lived assets. This group of long-lived assets was equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $102,363,799 and a discontinued operation loss of $2,312,736 after writing down the carrying value to zero, respectively.

11.	Acquired Intangible Assets, Net

	2011	2010	2009
Technology, Licenses and Patents
Cost:	$252,272,507	$236,690,448	$346,792,269
Accumulated Amortization	(72,993,175)	(62,869,597)	(164,098,164)
Acquired intangible assets, net	$179,279,333	$173,820,851	$182,694,105

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $37,490,003, $18,294,616 and $23,334,825 in 2011, 2010 and 2009, respectively.

The Company recorded amortization expense of $31,449,387, $27,167,870 and $35,064,589 in 2011, 2010 and 2009 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount
2012	$27,019,752
2013	$30,829,055
2014	$30,063,555
2015	$28,181,995
2016	$25,764,325

In 2009, the Company recorded impairment losses of $5,630,236 for licenses related to DRAM products that were no longer in use.

12.	Equity Investment

	December 31, 2011
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$15,856,187	30.0
Cost method investments (unlisted)	$3,756,603	Less than 20.0
	$19,612,790

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2011, the Company has concluded that no impairment of its equity investments existed. The fair value of the Company’s cost-method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

13.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2011	2010	2009
Current	$194,434,300	$429,831,103	$174,834,213
Overdue:
Within 30 days	42,278,040	42,087,271	25,335,474
Between 31 to 60 days	16,326,978	8,540,898	8,269,941
Over 60 days	27,651,412	35,118,013	20,443,176
	$280,690,730	$515,577,285	$228,882,804

14.	Promissory Note

In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $30,000,000 and $80,000,000 in 2011 and 2010, respectively. The outstanding promissory notes are as follows:

	December 31, 2011
		Discounted
Maturity	Face Value	value
2012, current portion	$30,000,000	$29,374,461
2013, non-current portion	30,000,000	28,559,711
Total	$60,000,000	$57,934,172

In 2011, 2010 and 2009, the Company recorded interest expense of $2,232,443, $3,768,799 and $2,070,569, respectively, as amortization of the discount.

15.	Indebtedness

Short-term and long-term debts are as follows:
	2011	2010	2009
Short-term borrowings from commercial banks (a)	$607,427,103	$372,055,279	$286,864,063
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$—	$127,840,000
Shanghai USD & RMB loan	—	110,270,925	99,309,612
Beijing USD syndicate loan	180,084,000	290,062,000	300,060,000
EUR loan	8,270,540	25,422,023	50,227,567
Tianjin USD syndicate loan	—	86,300,000	179,000,000
Beijing USD & RMB loan	48,837,901	—	—
Shanghai USD loan	26,523,000	—	—
Total long-term debt	$263,715,441	$512,054,948	$756,437,179
Long-term debt by repayment schedule:
Within one year	$191,354,539	$333,458,940	$205,784,080
More than one year, but not exceeding
two years	72,360,902	178,596,008	334,995,270
More than two years, but not exceeding
five years	—	—	215,657,829
Total	$263,715,441	$512,054,948	$756,437,179
Less: current maturities of long-term debt	$191,354,539	333,458,941	205,784,080
Non-current maturities of long-term debt	$72,360,902	$178,596,008	$550,653,099

(a)	Short-term borrowings from commercial banks
As of December 31, 2011, the Company had 24 short-term credit agreements that provided total credit facilities of up to $919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down $607.4 million under these credit agreements and $311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $43.3million, which is secured by term deposit, and $23.2 million, which is secured by real property with an original cost of $17.5 million. The interest expense incurred in 2011 was $20,818,060 of which $10,154,263 was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 5.84% in 2010.

15.	Indebtedness (continued)

	(a)	Short-term borrowings from commercial banks (continued)
As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 8.75% in 2009.

	(b)	Long-term debt
Shanghai USD & RMB loan
In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan
In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down US$26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of US$38.6 million as of December 31, 2011.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Beijing USD syndicate loan
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB and the syndicate amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB has made the repayment of $109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, changed from 2.59% to 2.9945%.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of $1,318.6 million as of December 31, 2011.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non- cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD & RMB Loan
In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB 150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down US$25 million & RMB 150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

The total outstanding balance of the Beijing USD & RMB Loan is collateralized by SMIB’s plant and equipment with an original cost of $ 132.3 million as of December 31, 2011.

EUR loan
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable from 2.5% to 5.0%.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2011.

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Tianjin USD syndicate loan
In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount was repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. In August 2011, the facility was fully repaid.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai		Beijing USD	Beijing		Tianjin USD
	Syndicate	USD & RMB	Shanghai	Syndicate	USD &		Syndicate
	Loan	Loan	USD Loan	Loan	RMB Loan	EUR Loan	Loan
Balance at January 1, 2009	266,050,000	—		300,060,000		72,037,070	259,000,000
Drawn down	—	99,309,612		—		—	—
Repayment	138,210,000	—		—		21,809,503	80,000,000
Balance at December 31, 2009	127,840,000	99,309,612		300,060,000		50,227,567	179,000,000
Drawn down	—	10,961,313		—		—	—
Repayment	127,840,000	—		9,998,000		24,805,544	92,700,000
Balance at December 31, 2010	—	110,270,925	—	290,062,000		25,422,023	86,300,000
Drawn down	—	—	26,523,000	—	48,837,901	—	—
Repayment	—	110,270,925		109,978,000		17,151,483	86,300,000
Balance at December 31, 2011	—	—	26,523,000	180,084,000	48,837,901	8,270,540	—

16.	Convertible Preferred Shares

Convertible Preferred Shares and Warrants
In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 Preferred Shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 Preferred Shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 Preferred Shares, to Datang Holdings (Hong Kong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The par value and the issue price of the Preferred Shares are US$0.0004 and HK$5.39 (USD:HKD = 1:7.7943) per share, respectively. The exercise price of the Warrants is HK$5.39.

16.	Convertible Preferred Shares (continued)

The Company allocated total proceeds between the Preferred Shares and Warrant based on relative fair value on the issuance day and recorded $292,634,466 and $15,484,818 to additional paid in capital for Preferred Shares and Warrant respectively. The fair value of the Warrants is determined by applying the Black-Scholes option pricing model, with the following assumptions used:

Expected volatility (%)	51.65%~53.67%
Risk-free interest rate (per annum) (%)	0.09%~0.18%
Expected dividend yield (%)	Nil
Expected term (years)	1 year

The Company assessed beneficial conversion feature (“BCF”) attributable to the Preferred shares and Warrants at each commitment date. The Company recognized $64,970,095 as deemed dividend in the consolidated statements of comprehensive income, in relation to the Preferred Shares and Warrants issued to CIC, associate with the BCF as of the commitment date. The Company determined that there was no BCF attributable to the Preferred Shares and Warrants issued in September 2011 as the effective conversion prices were greater than the fair value of the ordinary shares on the commitment date.

Voting
The Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of shareholders of the Company. Each Preferred Share will confer on its holder such number of voting rights as if the Preferred Share had been converted into ordinary shares.

Dividend entitlements
The Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares.

Ranking
The Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Preferred Shares or such preferred shares and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu with the claims of the ordinary shares.

Liquidation preference
On a liquidation or similar dissolution events, the assets of the Company available for distribution among the members will be applied first in paying an amount equal to the amount paid up or credited as paid on such shares to the holders of the Preferred Shares and holders of other preference shares of the Company in priority to those of holders of ordinary shares.

16.	Convertible Preferred Shares (continued)

Conversion Rights
The holders of the Preferred Shares will have the right at any time to convert their Preferred Shares into fully paid ordinary shares and the Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012.

The initial conversion rate will be ten ordinary shares per Preferred Share, and is subject to adjustment upon the occurrence of certain prescribed events such as capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

17.	Discontinued Operations

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17,103,295 on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14,741,100 represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in the Company’s consolidated statements of comprehensive income. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2011, 2010, and 2009:

	(in US dollars)
	For the year ended December 31,
	2011	2010	2009
Sales	$4,005,078	$22,340,048	$32,721,717
Cost of sales	5,411,543	26,072,103	44,962,207
Gross profit (loss)	(1,406,465)	(3,732,055)	(12,240,490)
Total expenses, net	955,730	3,623,506	6,560,318
Net loss before Income Tax	(2,362,195)	(7,355,561)	(18,800,808)
Income tax (expenses) benefits	—	—	—
Gain on disposition of discontinued operations, net of taxes	17,103,295	—	—
Income(loss) from discontinued operations	$14,741,100	($7,355,561)	($18,800,808)

18.	Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. For enterprises entitled to a preferential tax rate of 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (”Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. Tax holidays enjoyed under the FEIT Laws may be enjoyed until the end of the holiday.

Pursuant to Caishui Circular [2008] No.1 (“Circular No.1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. Pursuant to Caishui Circular [2009] No.69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate of the Company is reduced by the tax incentives granted by Circular No.39.

On February 9, 2011, the State Council of China issued Guofa [2011] No.4 (“Circular No.4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

18.	Income Taxes (continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

	1)	SMIS
Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate.

The income tax rate for SMIS was 12% in 2011 and will be 12.5% in 2012 and 2013. After that, the income tax rate will be 15%.

	2)	SMIB and SMIT
In accordance with Circular No.1 and Circular No.4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2011 and the tax holiday has not begun to take effect.

The Company’s other subsidiaries are subject to respective local income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2011, 2010 and 2009 were as follows:

	2011	2010	2009
US subsidiary	$213,723	$210,000	$252,000
European subsidiary	215,922	152,105	141,431

In 2011, 2010 and 2009, the Company had minimal taxable income in Hong Kong. In 2011, the Company accrued $12,948 for income tax expense in Taiwan.

The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC
Current	$920,661	$4,916,947	$40,949
Adjustments on deferred tax assets and liabilities
for enacted changes in tax rate	—	—	(32,403,299)
Deferred	81,139,452	(10,097,549)	(23,818,794)
Other jurisdiction, current	442,593	362,105	9,556,902
Income tax (benefit) expense	$82,502,706	$(4,818,497)	$(46,624,242)

18.	Income Taxes (continued)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC	$(163,355,291)	$62,898,157	$(774,867,562)
Other jurisdictions	(18,921,102)	(46,635,277)	(213,651,272)
	$(182,276,393)	$16,262,880	$(988,518,834)

Details of deferred tax assets and liabilities are as follows:

	2011	2010	2009
Deferred tax assets:
Allowances and reserves	$4,633,904	$3,102,688	$13,019,352
Start-up costs	31,157,821	23,309,859	159,707
Net operating loss carry forwards	197,262,277	185,443,770	109,384,792
Unrealized exchange loss	—	—	6,006
Depreciation and impairment of
fixed assets	80,477,329	62,068,769	79,104,144
Subsidy on long lived assets	—	148,473	479,818
Accrued expenses	2,389,533	2,382,856	1,936,337
Total deferred tax assets	315,920,864	276,456,415	204,090,156
Valuation allowance	(284,133,460)	(163,767,922)	(101,558,305)
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Current portion of deferred tax assets	$3,273,728	$3,638,427	$8,173,216
Non-current portion of deferred
tax assets	28,513,676	109,050,066	94,358,635
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Deferred tax liability:
Capitalized interest	(1,266,091)	(1,049,162)	(1,035,164)
Unrealized exchange gain	(66,529)	(45,095)	—
Total deferred tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Non-current portion of deferred
tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Total deferred tax liabilities	$(1,332,620)	$(1,094,257)	$(1,035,164)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purpose. Based on the current profit, projected future profitability, and other available evidence, the Company believed it was more-likely-than-not that SMIC will not realize all the deferred tax assets in the future periods. Thus, $284 million valuation allowances are provided for the deferred tax assets of SMIC.

18.	Income Taxes (continued)

The Company had no material uncertain tax positions as of December 31, 2011 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2011, the Company’s PRC subsidiaries had net operating loss carried forward of $951.9 million, of which $252.7 million, $179.7 million, $237.7 million, $86.3 million and $195.5 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2011, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and non controlling interest as follows:

	2011		2010		2009
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible for tax purposes	—		46.4%		(2.2%	)
Effect of tax holiday and tax concession	1.3%		33.8%		(0.8%	)
Expense (credit) to be recognized in future periods	11.4%		35.6%		(6.3%	)
Changes in valuation allowances	(72.6%	)	30.0%		(0.7%	)
Effect of different tax rate of subsidiaries operating in
other jurisdictions	(1.4%	)	89.6%		(3.6%	)
Utilization of net operating loss carry forwards	—		(304.5%	)	—
Changes of tax rate	—		—		3.2%
True up	1.0%		—		—
Effective tax rate	(45.3%	)	(54.1%	)	4.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2011	2010	2009
The aggregate dollar effect	$2,369,593	$3,009,966	$7,979,279
Per share effect — basic and diluted	$0.00	$0.00	$0.00

19.	Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased one million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed eight million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement for its initial public offering, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price of the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares were outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of comprehensive income.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

On March 1, 2011, the Company sold its majority ownership interest in AT and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. Please refer to note 17 for details. Accretion of interest and loss attributed to noncontrolling interest have been reported in the statements of comprehensive income.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2009	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507
Addition of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000
Balance at December 31, 2010	$39,004,168
Disposal	(36,061,232)
Loss attributed to noncontrolling interest	(63,177)
Accretion of interest	1,319,761
Balance at December 31, 2011	$4,199,520

20.	Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was $5,333,860, $8,794,633, and $10,145,101, respectively.

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2011, options to purchase 1,088,806,018 ordinary shares were outstanding, and options to purchase 1,296,138,596 ordinary shares were available for future grants.

As of December 31, 2011, the Company also has options to purchase 142,132,411 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after its initial public offering.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
		Weighted	Average
		average	Remaining	Aggregated
	Number of	exercise	Contractual	Intrinsic
	options	price	Term	Value
Options outstanding at
January 1, 2011	1,317,679,526	$0.11
Granted	321,290,693	$0.07
Exercised	(75,381,642)	$0.05
Cancelled	(332,650,148)	$0.11
Options outstanding at
December 31, 2011	1,230,938,429	$0.10	6.67 years	$2,642,018
Vested or expected to vest at
December 31, 2011	874,243,966	$0.11	5.93 years	$1,814,692
Exercisable at
December 31, 2011	465,796,149	$0.12	4.42 years	$954,932

The total intrinsic value of options exercised in the year ended December 31, 2011, 2010 and 2009 was $3,388,378, $2,572,660 and $167,625, respectively.

The weighted-average grant-date fair value of options granted during the year 2011, 2010 and 2009 was $0.04, $0.04 and $0.02 per option, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

20.	Share-based Compensation (continued)

Stock options (continued)
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2011	2010	2009
Average risk-free rate of return	1.04%	1.28%	1.18%
Expected term	1–5 years	1–4 years	2–4 years
Volatility rate	69.15%	60.83%	55.95%
Expected dividend yield	—	—	—

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010.) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up to 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2011, 101,564,432 restricted share units were outstanding and 555,623,273 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2011	144,457,562	$0.10
Granted	67,949,495	$0.07
Exercised	(78,230,676)	$0.10
Cancelled	(32,611,949)	$0.10
Outstanding at December 31, 2011	101,564,432	$0.07	9.01 years	$7,581,599
Vested or expected to vest at December 31, 2011	60,684,535	$0.07	9.00 years	$4,475,307

20.	Share-based Compensation (continued)

Restricted share units (continued)
Pursuant to the 2004 EIP, the Company granted 67,949,495, 207,315,992 and 787,797 RSUs in 2011, 2010, and 2009, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $4,504,015, $20,169,232 and $32,213 in 2011, 2010, and 2009, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,845,413, $3,493,661, and $3,370,893 in 2011, 2010, and 2009, respectively.

Unrecognized compensation cost related to non-vested share-based compensation.

As of December 31, 2011, there was $13,415,847 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.51 years.

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	For the years ended December 31,
	2011	2010	2009
Numerator:
Income (loss) from continuing operations	$(260,300,553)	$21,366,207	$(943,676,733)
Accretion of interest to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
continuing operations	(1,319,761)	—	—
Loss attributable to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
continuing operations	63,177	—	—
Net income (loss) attributable to Semiconductor Manufacturing
International Corporation from continuing operations	(261,557,137)	21,366,207	(943,676,733)
Deemed dividend on convertible preferred shares	(64,970,095)	—	—
Income (loss) attributable to holders of ordinary shares from
continuing operations	(326,527,232)	21,366,207	(943,676,733)
Net income (loss) attributable to Semiconductor Manufacturing
International Corporation from discontinued operations	14,741,100	(7,355,561)	(18,800,808)
Accretion of interest to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
discontinued operations	—	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
discontinued operations	—	139,751	—
Income (loss) attributable to holders of ordinary shares from
discontinued operations	14,741,100	(8,265,810)	(19,860,471)
Denominator:
Weighted average ordinary shares outstanding — basic	27,435,853,922	24,258,437,559	22,359,237,084
Weighted average ordinary shares outstanding — diluted	27,435,853,922	25,416,597,405	22,359,237,084
Income (loss) per ordinary share:
Basic
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)
Diluted
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share (continued)

As of December 31, 2011, the Company has 3,057,405,086 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. In 2010, the Company has 1,774,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009, the Company had 1,463,768,607 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2011	2010	2009
Outstanding options to purchase ordinary shares	1,230,938,429	1,014,825,425	1,410,142,830
Outstanding unvested restricted share units	101,564,432	—	53,625,777
Warrant shares	1,724,902,225	759,521,231	—
	3,057,405,086	1,774,346,656	1,463,768,607

22.	Transactions with Managed Government-Owned Foundries

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), before it was acquired by Texas Instruments Inc., and ceased to be a foundry owned by a municipal government in October 2010. The management service revenues for 2010 and 2009 were $4,500,000 and $6,000,000, respectively.

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.

The Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished.

The Company collected $6.4 million and $28.5 million of payments from Cension during 2011 and 2010, respectively, and recorded it as a deduction of general and administrative expense in the consolidated statements of comprehensive income, as it was a recovery of bad debt provision made in 2009. The Company also received $21,643,822 from Xinxin during 2011, $14,730,200 of which was recorded as a reduction of general and administrative expense in the consolidated statements of comprehensive income, while the remainder, $6,913,622, was recorded as management service revenue.

An advance of $28.0 million was made in connection with a proposed joint venture between the holding company of Xinxin and the Company, which is subject to the approval by the government authority.

23.	Commitments

	(a)	Purchase commitments
As of December 31, 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2012.

Facility construction	$40,321,896
Machinery and equipment	420,461,238
$460,783,134

(b) Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products which use the third parties’ technology or license. In 2011, 2010 and 2009, the Company incurred royalty expense of $22,794,499, $29,498,094 and $20,836,511, respectively, which was included in cost of sales.

24.	Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2011	2010	2009
Total sales:
United States	$726,011,054	$847,851,860	$629,329,696
Europe	35,256,308	39,167,752	20,814,642
Asia Pacific(1)	21,243,469	32,011,201	20,334,967
Taiwan	105,788,242	167,153,780	144,292,302
Japan	356,121	3,187,517	9,685,012
China(2)	430,810,839	443,076,429	213,208,767
	$1,319,466,033	$1,532,448,539	$1,037,665,386

(1)	Not including Taiwan, Japan, China

(2)	Including Hong Kong

Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

25.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2011	2010	2009	2011	2010	2009
A	21%	21%	22%	21%	27%	21%
B	13%	13%	14%	13%	*	*
C	*	10%	13%		*	*
D	*	*	*	*	*	10%

*	Less than 10%.

26.	Contingent Liability

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the Arrangements. The Company contested the claims and requested further information supporting the Counterparty’s claims. The Company recorded its best estimate of the probable amount of its liability on the claims regarding the Arrangements and equipment relocation and charged to cost of sales and general and administrative expense, respectively, in the consolidated financial statement as of and during the year ended December 31, 2009.

The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. In 2010, the Company settled the dispute related to the equipment relocation claims by paying $8.0 million to the Counterparty and continued its investigations and negotiations with the Counterparty under the Arrangements.

In the end of 2010, the Counterparty filed further claims under the Arrangements. In December 2011, the Company settled the arbitration regarding Arrangements by paying $21.0 million to the Counterparty. All claims and counterclaims were dismissed then.

27.	Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

	1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

	2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

	3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

27.	Litigation (continued)

	4)	Commitment to grant TSMC 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for an additional 695,914,030 shares, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the warrant, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 (assuming a full exercise of the warrant)), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the warrant were issued on July 5, 2010; and

	5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of comprehensive income. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of comprehensive income. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

28.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $16,553,764, $12,845,223 and $12,532,810 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company’s retirement benefit obligations outside the PRC are not significant.

29.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2011, 2010 and 2009, the Company did not make any appropriation to non-distributable reserves. As of December 31, 2011, the accumulated non-distributable reserve was $30 million.

In addition, due to restrictions on the distribution of share capital and additional paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital and additional paid-in capital of $3,412 million at December 31, 2011 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2011, reserve and capital of approximately $3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares.

30.	Components of Loss (Income) from Operations

	2011	2010	2009
Loss (income) from operations is arrived at after charging
(crediting):
Auditors’ remuneration	$1,250,000	$1,250,000	$1,291,969
Staff costs inclusive of directors’ remuneration	$248,804,005	$203,769,907	$190,113,345

31.	Directors’ Remuneration and Five Highest Paid Individuals

Directors Details of emoluments paid or payable by the Company to the directors of the Company in 2011, 2010 and 2009 are as follows:

						Lawrence
	Zhang	Tzu-Yin	Chen	Gao		Juen-Yee	Tsuyoshi		Frank	David N.K.	Jiang	Edward S	Richard Ru	Yang Yuan
	Wenyi	Chiu	Shanzhi	Yonggang	Zhou Jie	Lau	Kawanishi	Lip-Bu Tan	Meng	Wang	Shangzhou	Yang	Gin Chang	Wang	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2011
Salaries and other benefits	$100,175	$153,964	$48,881	$48,451	$—	$—	$45,000	$60,417	$4,304	$601,187	$97,259	$—	$—	$—	$1,159,638
Stock Option Benefits	$178,412	$261,371	$23,953	$23,953	$—	$—	$12,810	$12,810	$14,097	$477,700	$140,403	$—	$—	$—	$1,145,509
Total	$278,587	$415,335	$72,834	$72,404	$—	$—	$57,810	$73,227	$18,401	$1,078,887	$237,662	$—	$—	$—	$2,305,147
2010
Salaries and other benefits	$—	$—	$45,000	$45,000	$—	$—	$45,000	$60,000	$—	$344,264	$180,000	$—	$—	$—	$719,264
Bonus*	$—	$—	$—	$—	$—	$—	$—	$—	$—	$225,923	$—	$—	$—	$—	$225,923
Stock Option Benefits	$—	$—	$14,569	$14,569	$—	$—	$28,518	$28,518	$—	$1,099,719	$254,092	$—	$—	$—	$1,439,985
Total	$—	$—	$59,569	$59,569	$—	$—	$73,518	$88,518	$—	$1,669,906	$434,092	$—	$—	$—	$2,385,172
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$273,029	$—	$273,029
Stock Option Benefits	$—	$—	$—	$—	$—	$—	$8,149	$8,149	$—	$—	$8,149	$8,149	$47,299	$8,149	$88,044
Total	$—	$—	$—	$—	$—	$—	$8,149	$8,149	$—	$—	$8,149	$8,149	$320,328	$8,149	$361,073

* David N.K. Wang was entitled to a performance bonus of 75% of his annual salary, if and when the Company achieves profitability over one fiscal year. Such bonus was paid in 2011.

The Company granted 113,205,662, 90,932,333, and 6,000,000 options to purchase ordinary shares of the Company to the directors in 2011, 2010 and 2009, respectively. During the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were cancelled in connection with certain directors ceasing to continue serving as directors.

The Company granted 46,600,465, 33,587,973 and nil restricted share units to purchase ordinary shares of the Company to the directors in 2011, 2010 and 2009, respectively. During the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were cancelled.

In 2011, 2010 and 2009, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2011, 2010 and 2009, no directors waived any emoluments.

31.	Directors’ Remuneration and Five Highest Paid Individuals (continued)

Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four individuals in 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Salaries and other benefits	$1,208,866	$1,005,019	$874,894
Bonus	689,695	654,357	—
Stock option benefits	543,303	827,718	182,730
Total emoluments	$2,441,864	$2,486,094	$1,057,624

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Their emoluments were within the following bands:

	2011	2010	2009
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,000,000 $(128,720) to
HK$1,500,001 $(193,080)	—	—	1
HK$1,500,001 $(193,080) to
HK$2,000,000 $(257,440)	—	—	3
HK$4,000,001 $(514,880) to
HK$4,500,000 $(579,240)	1	1	—
HK$4,500,001 $(579,240) to
HK$5,000,000 $(643,600)	2	2	—
HK$5,000,001 $(643,600) to
HK$5,500,000 $(707,960)	1	1	—

32.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

(i) In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for share-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share-based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

	(ii)	Under US GAAP, the Company presented the redeemable accumulated dividend preferred shares in Brite and redeemable convertible preferred shares in AT that were not owned by the Company as noncontrolling interest. The accretion of interest on noncontrolling interest was separately disclosed on the face of the statements of comprehensive income.

Under IFRS, IAS 32 requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is considered to be insignificant at initial recognition.

	(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

	(iv)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The difference in recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods as the long-lived assets became depreciated.

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

The adjustments necessary to restate income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

		2011	2010	2009
Net income (loss) under US GAAP		$(245,559,453)	$14,010,646	$(962,477,542)
IFRS adjustments:
ii)	Accretion of interest on preferred shares	(1,319,761)	(1,050,000)	(1,059,663)
iv)	Depreciation of long-lived assets	—	(2,064,292)	(2,569,243)
Net income (loss) under IFRS		$(246,879,214)	$10,896,354	$(966,106,448)
Earnings (loss) per ordinary shares under IFRS		$(0.01)	$0.00	$(0.04)
Equity as reported under US GAAP		$2,244,815,494	$2,169,537,375	$1,796,240,383
iv)	Depreciation of long-lived assets	—	—	2,064,292
Stockholders’ equity under IFRS		$2,244,815,494	$2,169,537,375	$1,798,304,675
Cost of sales as reported under US GAAP
IFRS adjustments		1,217,524,773	1,229,266,360	1,158,148,223
iv)	Depreciation of long-lived assets	—	2,064,292	2,569,243
Under IFRS		$1,217,524,773	$1,231,330,652	$1,160,717,466
Interest expenses as reported under
US GAAP		20,582,726	22,563,056	24,586,689
IFRS adjustments
ii)	Accretion of interest on preferred shares	1,319,761	1,050,000	1,059,663
Under IFRS		$21,902,487	$23,613,056	$25,646,352
Income (loss) before tax as reported under US GAAP		(182,276,393)	16,262,880	(988,518,834)
IFRS adjustments
iv)	Depreciation of long-lived assets	—	(2,064,292)	(2,569,243)
ii)	Accretion of interest on preferred shares	(1,319,761)	(1,050,000)	(1,059,663)
Under IFRS		$(183,596,154)	$13,148,588	$(992,147,740)
Plant and equipment As reported		$2,516,578,019	2,351,862,787	2,251,614,217
IFRS adjustments
iv)	Depreciation of long lived assets	—	—	2,064,292
Under IFRS		$2,516,578,019	$2,351,862,787	$2,253,678,509

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

		2011	2010	2009
Current liabilities as reported under
US GAAP		$1,251,325,695	$1,399,345,332	$1,031,522,571
ii)	Presentation of Series A shares	3,017,933	35,891,507	34,841,507
Under IFRS		$1,254,343,628	$1,435,236,839	$1,066,364,078
Additional paid-in capital as reported under US
GAAP		4,240,529,406	3,858,642,606	3,499,723,153
IFRS adjustments
i)	Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a change in
accounting principle		5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment on deemed
dividend		(55,956,051)	(55,956,051)	(55,956,051)
iii)	Deemed dividend for current year	(64,970,095)	—	—
Under IFRS		$4,155,145,562	$3,838,228,857	$3,479,309,404
Accumulated deficit as reported under
US GAAP		(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
IFRS adjustments

i)	Retrospective adjustment on adoption of IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reversal of cumulative effect of a change in
accounting principle		(5,153,986)	(5,153,986)	(5,153,986)
iii)	Carry forward prior year’s adjustment on deemed
dividend		55,956,051	55,956,051	55,956,051
iii)	Deemed dividend for current year	64,970,095	—	—
iv)	Depreciation of long-lived assets	—	—	2,064,292
Under IFRS		$(1,925,348,853)	$(1,678,532,816)	$(1,689,568,921)

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2011, 2010 and 2009, and details of which are set out as below:

	(a)	Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

	(b)	Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

	(c)	Research and development costs
IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

SHARE CAPITAL

(1)	Subscription of Convertible Preferred Shares and Warrants by Country Hill Limited
On April 18, 2011, the Company entered into a subscription agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, whereby

(i)

the Company conditionally agreed to allot and issue to Country Hill Limited, and Country Hill Limited agreed to subscribe for, 360,589,053 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred shares, which is subject to adjustment) and

(ii)

the Company will issue a warrant to Country Hill Limited to subscribe for, in aggregate, up to 72,117,810 convertible preferred shares (assuming a full exercise of the warrant). Country Hill Limited may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the issuance of the warrant.

On June 3, 2011, 360,589,053 convertible preferred shares and the warrant were issued to Country Hill Limited under the special mandate obtained from the shareholders at the Company’s extraordinary general meeting held on May 27, 2011.

(2)	Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hongkong) Investment Company Limited

Pursuant to the share purchase agreement dated November 6, 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., in case of any issue of new shares or warrants, subject to certain exceptions, Datang Telecom Technology & Industry Holdings Co., Ltd. has a pre-emptive right to subscribe for such percentage of the new shares and warrants being issued that is equal to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of the new shares and warrants. Datang’s pre-emptive right is applicable to the issue of convertible preferred shares and warrant to Country Hill Limited.

On May 5, 2011, the Company entered into a subscription agreement with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., whereby

(i)

the Company conditionally agreed to allot and issue to Datang, and Datang agreed to subscribe for 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred shares, which is subject to adjustment) and

(ii)

the Company will issue a warrant to Datang to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill Limited.

On September 16, 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang under the special mandate obtained from the shareholders at the Company’s extraordinary general meeting held on May 27, 2011.

(3)	Other Movements in the Share Capital
During the year ended December 31, 2011, the Company issued 33,691,836 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 41,689,806 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Plan and 78,230,676 ordinary shares to certain eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”).

During the year ended December 31, 2011, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Shares
Outstanding
Outstanding Share Capital as at December 31, 2011:
Ordinary Shares	27,487,676,065
Preferred Shares	445,545,911

Under the terms of the EIP, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date, respectively. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2011, the Compensation Committee granted a total of 67,949,495 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	16,151,117
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,398
13-Feb	75,000
16-Feb	75,000
23-Feb	10,076,390
1-Mar	39,549,092
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	50,000
1-May	75,000
15-May	62,500
22-May	8,750
24-May	1,684,992
16-Jun	125,000
21-Jun	75,000
1-Jul	140,000
1-Aug	25,000
13-Aug	252,754
1-Sep	187,500
16-Oct	150,000
27-Oct	50,000

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2012
1-Jan	13,544,631
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
22-May	8,750
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
27-Oct	50,000
2013
1-Jan	8,988,023
1-Feb	483,393
4-Feb	1,679,398
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2014
1-Jan	8,988,060
1-Feb	483,393
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
24-May	1,684,993
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
2015
1-Jan	4,629,109
30-Jun	2,330,024
5-Aug	9,320,093

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s ordinary shares in 2011.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005, April 24, 2009, November 7, 2011 and March 23, 2012 respectively) (the “CG Policy”). The CG Policy, a copy of which is available at the Company’s website under “Investor Relations > Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2011. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

Save as disclosed below, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2011 to December 31, 2011, in compliance with the CG Code.

(a)	Code Provision A.2.1

Code Provision A.2.1 provides that “the roles of chairman and chief executive officer should be separate and should not be performed by the same individual”. On July 13, 2011, Dr. David N.K. Wang resigned from his position as the Chief Executive Officer of the Company. Subsequently, Mr. Zhang Wenyi was appointed as the Chairman of the Board and the Acting Chief Executive Officer with effect from July 15, 2011. Mr. Zhang ceased to be the Acting Chief Executive Officer when Dr. Tzu-Yin Chiu was appointed as the Chief Executive Officer on August 5, 2011. As a result, the Company did not meet the requirement under Code Provision A.2.1 for the interim period from July 15, 2011 to August 4, 2011.

(b)	Code Provision E.1.2

Code provision E.1.2 of the CG Code provides that “the chairman of the board should attend the annual general meeting”. Following the passing away of Mr. Jiang Shang Zhou, former Chairman of the Board, on June 27, 2011, the chairman position was vacated until being filled by Mr. Zhang Wenyi on July 15, 2011. As a result, no chairman of the Board attended the 2011 AGM held on June 29, 2011.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2011.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2011 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC March 29, 2012

*   For identification only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 3 April, 2012	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer
Executive Director